Exhibit 99.1

中 国 海 洋 石 油 有 限 公 司

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces

The China’s First Offshore Large-sized Independent Deepwater Gas Field

Lingshui 17-2 Gas Field Commences Production

(Hong Kong, June 25, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced that the China’s first offshore large-sized independent deepwater gas field, Lingshui 17-2 gas field has commenced production.

The Lingshui 17-2 gas field is located in the northern sea of Qiongdongnan Basin, with water depth of approximately 1,560 meters. It was the first large-sized deepwater discovery, with proven geological resources of natural gas exceeding 100 billion cubic meters, made by independent exploration, proving the great potential of deepwater area of South China Sea.

A new semi-submersible production platform has been built, with condensate oil storage capacity, a mooring system, as well as a set of underwater production system and subsea pipeline. A total of 11 production wells are planned. It is expected to reach peak production of 328 million cubic feet of natural gas and 6,751 barrels of condensate per day in 2022, with a 10-year stable production period. After the commencement of production, natural gas will be connected to the national gas pipeline network through submarine pipelines, and will become one of the important sources of stable natural gas supply for Guangdong-Hong Kong-Hainan area.

CNOOC Limited holds 100% interest of Lingshui 17-2 gas field and acts as the operator.

Mr. Wang Dongjin, the Chairman of the Company said, “Commencement of production in Lingshui 17-2 gas field indicates the Company has taken a leap towards the 1500 meters ultra-deepwater field, further releasing the Company’s natural gas potential. In the future, CNOOC Limited will continue to enhance our exploration and development activities, strive to expand reserves and production, increase the proportion of green, low-carbon as well as clean energy, and hence to support the goal of carbon emission peak and carbon neutrality to be achieved at an early date.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com